UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2026 (July 6, 2026)

PLUM ACQUISITION CORP. IV

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42472	98-1795710
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2021 Fillmore St. #2089 San Francisco, California	94115
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (929) 529-7125

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant	PLMKU	Nasdaq Global Market
Class A ordinary shares, par value $0.0001 per share, included as part of the units	PLMK	Nasdaq Global Market
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PLMKW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, Plum Acquisition Corp. IV, a Cayman Islands exempted company (which will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation prior to the closing of the Transactions (as defined below)) (“Plum IV”), Plum IV Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Plum IV (“Merger Sub”), and Controlled Thermal Resources Holdings Inc., a Delaware corporation (the “Company”) entered into a Business Combination Agreement (as amended on May 15, 2026, the “Business Combination”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company.

On July 6, 2026, Plum IV, the Company and Merger Sub entered into a second amendment to the Business Combination Agreement (the “Second BCA Amendment” and the Business Combination Agreement, as amended by the Second BCA Amendment, the “Amended BCA”), which amends the Business Combination Agreement to, among other things, (i) reduce the aggregate number of potential earnout shares issuable to the Company’s shareholders following the closing from 100,000,000 to 70,000,000, with each of the eight earnout tranches reduced proportionally from 12,500,000 to 8,750,000 shares; (ii) extend the date by which the parties are required to make any filings or applications required under antitrust laws with respect to the transactions contemplated by the Amended BCA (the “Transactions”) from July 31, 2026 to September 30, 2026; (iii) increase the maximum number of shares issuable to Plum Partners IV, LLC as reimbursement for founder shares issued to Plum IV shareholders, or issuable to Plum IV shareholders, who agree not to redeem their Plum IV shares from 2,000,000 to 3,000,000; (iv) extend the date by which the closing must occur from December 31, 2026 to April 30, 2027; (v) reduce the valuation used to calculate the merger consideration from $4,500,000,000 to $3,150,000,000; and (vi) extend the deadlines by which the Company is required to deliver certain material consents to the dates listed on Schedule 8.01(m) to the Amended BCA.

The foregoing description of the Second BCA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second BCA Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K (“Current Report”), and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the Transactions, Plum IV and the Company intend to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of Plum IV as well as a preliminary prospectus relating to the offer of securities to be issued to the stockholders of the Company (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective, a definitive proxy statement and other relevant documents will be mailed to shareholders of Plum IV as of the record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. Plum IV will also file other documents regarding the Transactions with the SEC. This Current Report does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF PLUM IV AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH PLUM IV’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT PLUM IV, the Company AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Plum IV, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Plum Acquisition Corp. IV, 2021 Fillmore St., #2089, San Francisco, California 94115, Attention: Kanishka Roy, or by email at plumir@icrinc.com.

Participants in the Solicitation

Plum IV, the Company and their respective directors and executive officers may be deemed participants under SEC rules in the solicitation of proxies from Plum IV’s shareholders in connection with the Transactions. A list of the names of such directors and executive officers and information regarding their interests in the Transactions and their ownership of Plum IV’s securities is, or will be, contained in Plum IV’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Plum IV’s shareholders in connection with the Transactions, including the names and interests of the Company’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Plum IV and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This Current Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Plum IV or the Company, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Current Report is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report and the exhibits attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions and the parties thereto. All statements contained in this Current Report other than statements of historical fact, including, without limitation, statements regarding the Transactions between Plum IV and the Company; the anticipated benefits and timing of the Transactions; expected trading of the combined company’s securities on the Nasdaq; the building of the Company’s flagship Hell’s Kitchen Project; the anticipated benefits and timing of the Company’s flagship Hell’s Kitchen Project, the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of Plum IV and the Company and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and any definitive agreements with respect thereto; (3) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Plum IV and the Company or other conditions to closing; (4) the risk that the Transactions may not be completed by Plum IV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Plum IV; (5) the inability to maintain the listing of Plum IV’s securities or to obtain or maintain the listing of the combined company’s securities on the Nasdaq, the New York Stock Exchange, or another national securities exchange following the Transactions; (6) the risk that the Transactions disrupts the Company’s current plans, business relationships, performance, operations and business generally as a result of the announcement and consummation of the Transactions; (7) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, geopolitical tensions, and macro-economic and social environments affecting its business; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Transactions; (10) changes in applicable laws or regulations; (11) risks related to the Company’s business, including fluctuations in demand and prices for lithium and other critical minerals, competition within the industry, the risks inherent in development projects and exploration activities, potential delays or cost overruns in capital expenditures, the ability to secure necessary raw materials, compliance with regulatory requirements, environmental and safety obligations, economic and market conditions, and political or geopolitical developments; and (12) other risks detailed from time to time in Plum IV’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Plum IV’s Annual Report on Form 10-K filed with the SEC on March 31, 2026, Plum IV’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026, subsequent Quarterly Reports on Form 10-Q and the Registration Statement and Proxy Statement/Prospectus that will be filed by Plum IV and the Company, and other documents filed by Plum IV from time to time with the SEC, as well as the list of risk factors included herein. These filings identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this Current Report.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1†	Amendment No. 2 to the Business Combination Agreement, dated July 6, 2026, by and among Plum Acquisition Corp. IV, Plum IV Merger Sub Inc. and Controlled Thermal Resources Holdings Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 10, 2026	PLUM ACQUISITION CORP. IV

	By:	/s/ Kanishka Roy
	Name:	Kanishka Roy
	Title:	Chief Executive Officer

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